EXHIBIT 1

Third Quarter 2006 Highlights

•
Revenues increased for the third consecutive quarter, more than doubling to $41.4 million compared to $17.2 million in the third quarter last year. Nine month revenues increased 62% to $108.4 million from $67.0 million for the same period last year.

•
Palladium production during the third quarter rose by 51% to 59,756 oz at an average palladium mill feed grade of 2.20 g/t compared to last year’s third quarter production of 39,532 oz with a palladium grade of 1.47 g/t. The underground operation again achieved consistency, producing on average 2,189 tonnes per day at an average palladium grade of 5.98 g/t

•
By-product metals revenue increased during the quarter to $21.7 million from $9.8 million last year, reflecting higher overall production and metal prices for nickel and copper. By-product metals continue to provide a significant source of revenue to the Company’s core palladium business

•
Operating cash flow (before changes in non-cash working capital) during the quarter was $2.8 million compared to negative $17.1 million in the third quarter of 2005, reflecting the higher production volumes and improved metal prices

•
Cash cost per unit of palladium produced, net of by-product metal, approached a two-year low of US$215 per oz in the third quarter of 2006 compared to US$493 per oz in the same quarter of 2005 and US$219 per oz in Q2 2006

•
Net loss for the three months was reduced to $11.2 million ($0.21 per share) from $19.6 million ($0.38 per share) a year earlier; net loss for the nine months was $26.7 million compared to a net loss of $42.6 million in the comparable period of 2005

•
Spot palladium prices in the third quarter averaged US$324 per oz versus US$187 per oz in the third quarter of 2005. With all its palladium production being sold into the spot market, the Company realized a weighted average cash price for palladium delivered during the quarter of US$328 per oz and for the nine month period of US$319 per oz.

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Management’s Discussion and Analysis of Financial Results
Third Quarter 2006

The following is Management’s Discussion and Analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the three month and nine month periods ended September 30, 2006, compared to those of the respective periods in prior years. This Management’s Discussion and Analysis covers the most recently completed quarter and nine months and has been prepared as of November 13, 2006. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the nine months ended September 30, 2006 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements and the most recent audited annual financial statements and Management’s Discussion and Analysis included in the 2005 Annual Report, in conjunction with your review of this Management’s Discussion and Analysis. The MD&A is based on information available to us at November 13, 2006, unless otherwise indicated.

 About Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the company’s future prospects and make informed investment decisions. This MD&A contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, including the Securities Act (Ontario), relating to our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as “estimated”, “progressing”, “may”, “expect”, “will”, “continue”, “believe” and other similar expressions, as they relate to the Company or its management, all of which are intended to identify forward-looking statements.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at November 13, 2006 (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices;(2) the integrated operation of the underground mine and the open pit mine remain viable operationally and economically; (3) financing is available on reasonable terms; (4) expectations for blended mill feed head grade and mill performance will proceed as expected;(5) new mine plan scenarios will be viable operationally and economically; and (6) plans for improved mill production, for sustainable recoveries from the Lac des Iles mine, for further exploration at the Lac des Iles mine and surrounding region, and for exploration in Finland to proceed as expected. Other assumptions are discussed throughout this MD&A and, in particular, in “Critical Accounting Estimates” and “Risks and Uncertainties”.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others: (1) metal price volatility; (2) economic and political events affecting metal supply and demand; (3) fluctuations in ore grade or ore tonnes milled; (4) geological, technical, mining or processing problems; (5) future production; and (6) changes in the life-of-mine plan and/or the ultimate pit design. For a more comprehensive review of risk factors, please refer to the “Risks and Uncertainties” section of the Company’s most recent interim MD&A and to the Company’s most recent Annual Report under “Management’s Discussion and Analysis of Financial Results” and Annual Information Form under “Risk Factors” on file with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.

Overview and Strategic Activities

North American Palladium Ltd. (the “Company”) operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada’s only primary producer of platinum group metals (“PGM”). In addition to its principal metal, palladium, the Company earns substantial revenue from by-product nickel, platinum, gold and copper. Palladium’s primary use continues to be in the auto industry where it is an important component in controlling exhaust emissions as mandated by stringent hydrocarbon emission standards for cars, light trucks and SUVs, particularly in the United States, Europe and Japan. In addition, palladium is consumed in the dental, electronics, jewelry and chemical sectors.

The Company commenced the development of an underground mine at its Lac des Iles operation in the second quarter of 2004, which was completed in March 2006. The Company began full production from the underground operations on April 1, 2006 and effective this date the production from the underground operations has been reflected in the operating results of the Company. The underground production for the quarter averaged 2,189 tonnes per day with an average palladium grade of 5.98 g/tonne during the quarter, in line with expectations.

On October 18, 2005, the Company announced that it had entered into a letter of intent to form a joint venture with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project (“APP”) located in Finland (see press release dated October 18 2005). The APP includes several advanced stage PGM projects. The Company has been granted an option to earn up to a 50% interest and in certain circumstances a 60% interest in APP and will become the project operator. In order to exercise the option, the Company must spend US$12.5 million, complete a feasibility study and make a production decision, as well as paying Gold Fields up to US$45 million (for a 60% interest) through the issuance of the Company’s common shares (approximately 9.2 million shares) on or before August 31, 2008. The formal agreement governing the joint venture was signed on March 24, 2006.

The Company commenced work on the APP late in the first quarter of 2006. Three drills were mobilized into the Narkaus area to commence exploration and infill drilling on the Siika Kama, Kuohunki and Nutturalampi targets. 49 holes totaling 8,716 meters were drilled and the results from this program were released on October 30th and these results will be incorporated into the re-scoping study. At Suhanko, which was the subject of the 2005 feasibility carried out by Gold Fields, updated resource models are underway. The Company has contracted Aker Kvaerner ASA to complete the APP re-scoping study and P&E Mining Consultants Inc. to conduct the open pit designs and optimization. The Company expects the re-scoping study to be completed in the second quarter of 2007.

On September 29, 2005, the Company entered into an option and joint venture agreement on the Shakespeare nickel, copper, PGM property located near Sudbury, Ontario with URSA Major Minerals Incorporated (“URSA”). In March 2006, URSA presented to the Company the completed feasibility study on a contemplated open-pit mine and 4,500 tonne per day concentrator. Although the feasibility study was positive, the rate of return indicated in the study did not meet the Company’s investment criteria. Efforts to reduce capital costs and improve the economics of the project were not successful and consequently the Company terminated its involvement in the project in September 2006.
Currently, the Company is delivering and selling all of its palladium production into the spot market with one or more commodity dealers and manufacturers. For the nine months ended September 30, 2006 the Company realized a weighted average cash price of US$319 per ounce on its delivery of palladium into the spot market. The Company expects the improvement in the palladium price to continue (average year to date price of US$322 per ounce to September 30, 2006, in comparison to US$187 per ounce average during the corresponding period of 2005) with the forecasted increasing global demand for palladium.

Source: Johnson Matthey

Production Statistics
	Three Months September 30		Nine Months September 30
	2006	2005	2006*	2005
Palladium (oz)	59,756	39,532	164,097	140,334
Payable Palladium (oz) **	54,759	36,028	149,714	127,911
Platinum (oz)	5,612	4,567	15,796	15,072
Gold (oz)	4,313	3,428	12,128	11,393
Copper (lbs)	1,261,765	1,401,856	3,734,137	4,396,785
Nickel (lbs)	621,287	399,852	1,856,600	1,821,558
Ore Tonnes Milled	1,164,029	1,328,433	3,391,282	3,680,059
Ore Tonnes Mined - Underground	201,363		498,660
Ore Tonnes Mined - Open Pit	1,018,386	763,950	3,002,383	2,968,088
Waste Tonnes Mined - Open Pit	2,015,546	2,704,627	6,957,911	9,010,660
Waste Strip Ratio	1.98:1	3.54:1	2.32:1	3.04:1

* Metal production and tonnes milled includes production from the underground pre- production that has not been recorded as revenue, but offset against the underground capital development costs. Metal production from the underground pre-production included 9,004 oz of palladium and other associated by-product metals.

** Net of smelter losses

Summary of Quarterly Results
	2004	2005				2006
(thousands of dollars except per share amounts)	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Revenue from metal sales	35,182	26,206	23,544	17,247	25,609	31,492	35,519	41,431
Cash flow from operations, prior to changes in non-cash working capital *	958	(3,963)	(9,900)	(17,105)	(6,892)	(362)	(3,105)	2,758
Exploration expenditures	1,166	843	1,662	1,721	3,701	2,024	2,659	2,576
Net income (loss)	(107,663)	(7,736)	(15,228)	(19,610)	(11,037)	(4,141)	(11,325)	(11,247)
Basic net income (loss) per share	(2.09)	(0.15)	(0.29)	(0.37)	(0.21)	(0.08)	(0.22)	(0.21)
Fully diluted net income (loss) per share	(2.09)	(0.15)	(0.29)	(0.38)	(0.21)	(0.08)	(0.22)	(0.21)

* includes exploration expenditures

Results of Operations

The Company realized a net loss for the three months ended September 30, 2006 of $11,247,000 ($0.21 per share) on revenues of $41,431,000 compared to the net loss of $19,610,000 ($0.38 per share) on revenues of $17,247,000 for the corresponding period in 2005 and to 2006 second quarter’s revenues of $35,519,000 and loss of $11,325,000 ($0.22 per share). The improvement in operating results compared to 2005, is primarily due to increased revenue being realized from higher palladium and by-product production as well as higher average prices for palladium and all by-product metals during the quarter.

Production for the third quarter of 2006 was approximately 60,000 ounces of palladium with an average palladium grade of 2.20 grams per tonne. This was an improvement from the second quarter’s palladium production of 57,000 ounces and better than the previous year’s production of 40,000 ounces during the same period. This improvement was achieved through the continued progress in improving the throughput and availability of the mill by addressing and systematically resolving identified issues. Mill availability improved during the third quarter to 87.3% compared to the second quarters 83.1%, but marginally below the 91.7% availability in the third quarter of 2005.

Production for the third quarter of 2006 improved 51% compared to the year earlier, which in combination with continued strengthening metal prices resulted in an increase in revenue. Palladium revenue for the quarter was recognized at the quoted September 30th price of US$313 per ounce, compared to US$187 per ounce in the comparative period of 2005 and above the US$310 per ounce in the second quarter of 2006. Palladium production sold to third-party smelters takes up to six months from time of receipt at the smelter to settle the final delivery and corresponding pricing. The price adjustment relating to palladium settled and awaiting settlement in third quarter of 2006 resulted in an increase of $1,345,000 to palladium revenue, mainly from the settlement of the first quarter 2006 production at an average price of US$324 and second quarter’s production that was recorded at US$310 and which has now been adjusted to the quoted September 30, 2006 market price of US$313. By-product metal production reflected a similar volume improvement as palladium production, which combined with the continued strong metal prices for base metals resulted in improved revenues for by-product metals in the third quarter.

Beginning in April 2006, production from the underground mine is being recognized as revenue. During the third quarter, 201,363 tonnes of ore was extracted from the underground mine, with 205,513 tonnes being processed by the mill at an average palladium grade of 5.98 grams per tonne. Production from the open pit was 3,033,933 tonnes, lower than the second quarter production of 3,484,089 tonnes and below the 3,468,577 tonnes for the corresponding period in 2005, as the open pit production was synchronized with the underground production to provide a consistent mill feed grade. There was an improvement in the open pit strip ratio during the quarter to 1.98:1 as higher grade ore zones were mined, an improvement over the ratio of 3.54:1 experienced in the third quarter of 2005 and the second quarter of 2006 ratio of 2.78:1.

Production costs including overheads, but excluding non-cash amortization, were $30,305,000 during the third quarter of 2006, compared to $25,689,000 during the third quarter of 2005. Unit costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, decreased to US$215 per ounce in the third quarter of 2006 compared to US$493 per ounce in the third quarter of 2005, and the second quarter 2006 cash cost per ounce of US$219. The decrease in unit cash costs in 2006 is attributable to the 51% increase in metals production as well as the continued strong by-product metal prices, partially offset by the ongoing upward pressure on operating costs in 2006, particularly power, diesel fuel and tires.

During the third quarter of 2006, the mill processed 1,164,029 tonnes of ore for an average of 12,652 tonnes per day, with a palladium grade of 2.20 grams per tonne producing 59,756 ounces of palladium at a recovery rate of 72.7%. This compares to the third quarter of 2005, when the mill processed 1,328,433 tonnes of ore for an average of 14,439 tonnes per day with a palladium grade of 1.47 grams per tonne producing 39,532 ounces of palladium at a recovery rate of 62.9%. The mill throughput for the quarter was impacted by maintenance issues but the improved blended mill feed grade and higher recovery rates resulted in a 51% increase in palladium output.

Non-cash amortization increased to $9,004,000 in the third quarter of 2006 compared to $4,597,000 in the third quarter of 2005. The higher amortization amount is attributable to the 51% increase in palladium production, as well the amortization of underground development costs commencing in April 2006. For the third quarter of 2006, the loss from mining operations was $6,049,000 compared to the $20,134,000 loss in the corresponding period of 2005, primarily due to improved production and metal prices. Included in the 2006 results is $3,891,000 (third quarter $1,120,000) spent on exploration on the APP as the Company continues its activities in Finland. Costs associated with the APP project are being charged to exploration expense as they occur until it is determined that the project can be economically developed, at which time they will begin to be capitalized.

Other income and expense, which includes interest income and expense, and foreign exchange gains and losses, was an expense of $5,346,000 in the third quarter of 2006 compared to an income of $111,000 in the third quarter of 2005. The increase in 2006 is mainly due to the recognition of non-cash accretion expenses of $3,692,000 relating to the convertible notes payable issued in 2006. In the current period, there was a foreign exchange loss of $74,000 compared to a gain of $346,000 in 2005. The foreign exchange loss relates primarily to the Company’s US dollar denominated credit facilities. In the third quarter of 2006, the Company incurred interest expense on long-term debt of $1,503,000 compared to $632,000 in the third quarter of 2005. The increased interest expense in the current year is attributable to the increase in interest rates year-over-year as well as the additional interest expense incurred on the convertible notes payable that commenced in April, 2006. To date, this expense has been settled with the issue of common shares, pursuant to the convertible note holders’ directions. Interest income for the third quarter of 2006 declined to $146,000 from $409,000 in the third quarter of 2005 as a result of a lower average cash position in 2006.

Liquidity and Capital Resources

Cash provided by operations (prior to changes in non-cash working capital) was $2,758,000 in the third quarter of 2006, compared to cash used in operations of $17,105,000 in the third quarter of 2005. The improvement in operating cash flow was attributable to the higher production volume and improved metal prices in 2006. Changes in non-cash working capital used $3,406,000 in the third quarter of 2006 as compared to providing $5,885,000 in third quarter of 2005 with palladium awaiting settlement increasing to 108,346 ounces at September 30, 2006, (including underground pre-production) compared to 65,905 ounces at December 31, 2005. The increase in the physical quantity of metal in the concentrate awaiting settlement, combined with the stronger by-product metal prices resulted in a 8% increase in the value of concentrate awaiting settlement during the third quarter 2006 of $4,908,000 ($27,626,000 increase year to date). After allowing for non-cash working capital changes, cash used by operations was $648,000 in the third quarter of 2006, compared to cash used by operations of $11,220,000 in the third quarter of 2005.

Investing activities required $4,072,000 of cash in the third quarter of 2006, the majority of which was attributable to the ongoing lateral development for the underground mine and the 2006 expansion of the tailings management facilities. This compares with $9,504,000 of net investing activities, primarily on underground mine development in the corresponding period of 2005.

On March 29, 2006, the Company closed the first tranche (Series I notes) of a private placement of convertible notes which provided US$35,000,000 in gross proceeds to the Company. The transaction was with two purchasers, Kaiser Francis Oil Company (“KFOC), the Company’s largest shareholder, and an institutional investor. The Series I convertible notes bear an interest rate of 6.5% and mature on August 1, 2008. The notes can be converted into common shares of the Company at US$12.18 (2,873,563 common shares) and also have attached warrants which can be exercised to purchase 1,436,782 common shares at US$13.48 until March 29, 2010.

Under the terms of the private placement, the Company had the right to sell to KFOC up to US$13,500,000 principal amount of convertible notes on or before June 30, 2006, the proceeds of which were to be used to repay the loan outstanding under the KFOC standby credit facility. On June 23, 2006, the Company exercised this right and issued US$13,500,000 aggregate principal amount of Series II convertible notes to repay the outstanding credit facility. The Series II notes bear an interest rate of 6.5%, maturing on December 1, 2008 and are convertible into 1,108,374 common shares of the Company at US$12.18 per share. Warrants exercisable to purchase 554,187 common shares of the Company were issued with the Series II notes, with each warrant being exercisable to purchase one common share at US$13.48 per share until June 23, 2010. The purchasers of the Series I notes have the option to acquire an additional US$10,000,000 aggregate principal amount of convertible notes (Series III) on or before December 31, 2006. The terms of the convertible notes are more fully described in note 6 of the accompanying Financial Statements.

On October 12, 2006 the Company closed a transaction with KFOC for a US$5 million short-term working capital loan maturing December 31, 2006. The interest rate under the loan is the 30 day Libor plus 2.5% per annum. The Company paid a commitment fee of US$37,500 and amounts not drawn under the loan are subject to a standby fee of 0.125% per annum. In connection with the loan, the Company granted to KFOC a first priority security interest in the inventory and receivables of the Company. As at November 13, 2006, the Company had not drawn down on the loan facility.

As at September 30, 2006, the Company had cash of approximately $9,400,000 (December 31, 2005; $15,000,000) and working capital of $56,000,000 (December 31, 2005; $31,500,000). The Company believes it will need to raise additional working capital to fund its expected operations over the next twelve months as the inventory of concentrate awaiting settlement increases and as the lateral development of the underground mine continues. The Company is reviewing various options to raise the additional funds required.

Contractual Obligations

as at September 30 2006 (thousands of dollars)	Payments Due by Period
	Total	1 Year	1 - 3 Years	4 - 5 Years
Senior credit facility & interest	$18,768	$6,461	$12,307	--

Capital lease obligations	6,504	2,096	3,634	774
Operating leases	1,513	625	628	260
Convertible notes payable & interest (principal amount of US$48.5 m)	58,734	23,912	34,822	--
Other purchase obligations	3,154	3,154	--	--
	$88,673	$36,248	$51,391	$1,034

There are no material amounts due after five years.

Related Party Transactions

In December 2001, KFOC, the Company’s significant shareholder, provided a US$20,000,000 non-revolving credit facility to finance the Company’s working capital requirements. In the second quarter of 2004, the KFOC credit facility was extended to June 30, 2006. Interest was based on the 30-day LIBOR plus 2.50% and the stand by fee was 0.125% per annum. On June 23, 2006, this credit facility was repaid by the Company, in a non-cash transaction, with the issuance of US$13,500,000 of Series II convertible notes to KFOC. Also, on March 29, 2006, KFOC was one of two purchasers of the Series I convertible notes issued by the Company. KFOC subscribed for 50% of the notes and attached warrants issued by the Company, paying US$17,500,000 of gross proceeds to the Company. The amount paid to KFOC in the third quarter 2006 for interest on the Series I and II convertible notes was $487,000.

Management’s Outlook

The principal drivers of the Company’s performance are its monthly production of PGM and by-product metals from its Lac des Iles mine and the corresponding world spot prices of such metals.

With the improvement in the overall blended mill feed grade, expected improvement in mill performance, and stronger by-product metal prices, cash costs per ounce of palladium are expected to continue to be significantly lower in 2006 and early 2007 than that experienced in 2005; as evidenced during the third quarter of 2006 with cash costs per ounce of palladium (net of by-product credits) decreasing to US$215 per ounce from US$493 per ounce experienced during the third quarter of 2005.  For the nine months ended September 30, 2006, the Company produced 164,000 ounces of palladium, its principal metal, and the Company expects production for the remainder of 2006 will be in line with expectations.

During the first quarter of 2006, the ultimate pit design implemented in 2004 was changed to an interim pit design that addressed previously disclosed south pit wall instability issues. The Company engaged an independent geotechnical consultant to review the slope stability issues and his recommendations have been used in designing a reconfigured open pit mining plan. The Company commenced a detailed review of its life-of-mine operating plan for the Lac des Iles mine, the Company’s only operating mine. At this time, the most likely mine plan to be adopted is being reviewed and the carrying value of the Company’s mining interests has been reviewed based upon this likely mine plan and the Company’s management believes an impairment charge and a corresponding reduction in the carrying value of its mining interests is not required.

Exploration Update

The Company’s exploration program continues to be focused on further advancing the known mineral deposits or occurrences with the APP in Finland, where a scoping study is underway, the Offset High Grade Zone at the Lac des Iles mine as well as the Shebandowan nickel, copper project.

In November, work commenced on the underground exploration drift which will expedite further definition drilling of the Offset High Grade Zone expected to commence in the first quarter of 2007.

At the Company’s Shebandowan project, encouraging results from its initial drilling program has resulted in the Company increasing its 2006 exploration budget to $1.5 million from $800,000 as the Company further defines the known mineral resources along strike of the past producing nickel, copper mine that is located approximately 100 kms from the Company’s Lac des Iles mine.

The PGM markets continue to benefit from strong global fundamentals and metal prices remain significantly above prior year’s levels and the Company believes that these global fundamentals will lead to increased metal demand, and continued improvement in palladium prices.

Critical Accounting Policies and Estimates

Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the Company’s financial statements. The following accounting estimates are critical:

(a) Impairment assessment of long-lived assets
Each year, the Company reviews the mining plan for the remaining life-of-mine. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, metal prices and other factors. Based on year-end mineral reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

The Company assesses long-lived assets for recoverability whenever events or changes in circumstances indicate their carrying values may not be recoverable. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset.

Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company’s operating performance could have a material effect on the Company’s ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment changes.

(b) Amortization of mining interests
The Company amortizes a large portion of its mining interests using the unit of production method based on proven and probable reserves. Changes in reserve estimates are calculated periodically and could affect amortization expense prospectively.

(c) Revenue and Concentrate Awaiting Settlement
Revenue from the sale of palladium and by-product metals is recognized net of royalties upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the final price is finalized. The affect of hedging instruments (if any) is also included in revenue. Concentrate awaiting settlement at the smelter is net of estimated treatment and refining costs.

(d)	Convertible Notes Payable
Under Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments. The Company is required to accrete the carrying value of the convertible notes at the effective interest rate of the instrument such that at each installment payment date the carrying value of the convertible notes will be equal to the face value of the convertible notes.

(e) Exploration Expenditures
The Company charges the costs associated with exploration activities to exploration expense as they occur until it is determined that the associated project can be economically developed, at which time they will begin to be capitalized.

Changes in Accounting Policy

The Emerging Issues Committee of the CICA issued EIC-160 “Stripping Costs Incurred in the Production Phase in a Mining Operation” in March 2006. The consensus reached was that the stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory extracted during the period the stripping costs are incurred. EIC-160 is effective for fiscal years beginning on or after July 1, 2006, with earlier adoption encouraged. The Company has adopted this policy effective January 1, 2006 and it is expected not to have a material impact on the consolidated financial statements.

Non-GAAP Measure

North American Palladium has included in this document a non-GAAP performance measure for cash cost per ounce. This non-GAAP measure does not have any standardized meaning nor is it necessarily comparable with similar measures presented by other companies. North American Palladium believes that certain investors use this information to evaluate the Company’s performance. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company receives U.S. dollars from the sale of its metal production, with its production costs being principally in Canadian dollars. The strengthening of the Canadian dollar in relation to the U.S. dollar will have a negative impact on the Company’s cash cost per ounce as calculated in U.S. dollars.

Reconciliation of Cash Cost per Ounce to Financial Statements

September 30	Three Months		Nine Months
(thousands of dollars except per ounce amounts)	2006	2005	2006	2005
Production costs including overhead	$30,305	$25,639	$82,905	$75,048
Smelter treatment, refining and freight costs	3,999	3,791	10,950	12,788
	34,304	29,430	93,855	87,836
Less: by-product metal revenue	(21,687)	(9,778)	(56,983)	(37,542)
	12,617	19,652	36,872	50,294

Divided by ounces of palladium	52,701	34,331	133,735	122,084

Cash cost per ounce (C$)	239	572	276	412
C$ exchange rate	1.115346	1.1612	1.13250	1.1988
Cash cost per ounce (US$)	215	493	243	344

Other Information

Additional information regarding the Company is included in the Company’s Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company’s Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission’s website at www.sec.gov.

Outstanding Share Data

The following securities are outstanding as of November 13, 2006:

(i)	52,889,068 common shares of the Company outstanding;
(ii)	stock options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling the holders to acquire 360,133 common shares of the Company at an average strike price of $10.24;
(iii)	US$35 million principal amount of convertible notes (the “Series I Notes”) outstanding;
(iv)	US$13.5 million principal amount of convertible notes (the “Series II Notes”) outstanding;
(v)	common share purchase warrants which can be exercised to purchase 1,436,782 common shares until March 29, 2010 and 554,187 common share purchase warrants until June 23, 2010 at US$13.48; and
(vi)	unit warrants which can be exercised to purchase up to US$10 million principal amount of convertible notes (the “Series III Notes”).

Risks and Uncertainties

The price of palladium is the most significant factor influencing the profitability of the Company. Currently, sales of palladium account for approximately 50% of the Company’s revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company’s administration, operating and exploration expenses are mainly incurred in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability.

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company’s properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. Currently the Company sells all of its concentrate to one smelting firm under a contract that expires on March 31, 2007. Management believes it will be successful in negotiating an extension and/or new agreement, but cannot guarantee that this will occur.